UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
Integrity Mutual Funds, Inc.
(Name of Subject Company (Issuer))
Xponential, Inc.
(Name of Filing Person (Offeror))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45820C 10 6
(CUSIP Number of Class of Securities)

Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102-4982
817-335-1050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,200,000	$128.40
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,000,000 shares of Common Stock of Integrity Mutual Funds, Inc. at the tender offer price of $0.40 per share of Common Stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$128.40	Filing Party:	Xponential, Inc.
Form or Registration No.	Schedule TO	Date Filed:	April 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 amends and supplements the Tender Offer Statement on the Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2006, as amended and supplemented by Amendment No 1 to Schedule TO filed with the SEC on May 10, 2006 (the “Schedule TO”), by Xponential, Inc., a Delaware corporation (the “Purchaser”), to purchase up to 3,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Integrity Mutual Funds, Inc., a North Dakota corporation (the “Subject Company”), at a purchase price of $0.40 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”
     The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.
Item 11. Additional information.
     Item 11 of the Schedule TO is hereby amended and supplemented to add the following at the end of such section:
     “Based on final information provided by the Depositary, an aggregate of 1,323,642.34 Shares, representing approximately 9.76% of the outstanding Shares, were validly tendered pursuant to the Offer and prior to the expiration of the offering period. All Shares validly tendered prior to the expiration of the offering period have been accepted for payment in accordance with the terms of the Offer. Payment for Shares accepted will be made promptly by the Depositary.
     On May 24, 2006 the Purchaser issued a press release announcing the final results of the Offer. A copy of the press release is filed as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     (a)(1)(K)                 Press Release issued by Xponential, Inc., dated May 24, 2006.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated April 25, 2006. (1)
(a)(1)(B)	Letter of Transmittal. (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees. (1)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)
(a)(1)(G)	Letter to Shareholders. (1)
(a)(1)(H)	Summary Advertisement published in Investor’s Business Daily on April 25, 2006. (1)
(a)(1)(I)	Not applicable.
(a)(1)(J)	Press Release issued by Xponential, Inc. dated April 25, 2006. (1)
(a)(1)(K)	Press Release issued by Xponential, Inc. dated May 24, 2006. *
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.

(1)	Previously filed with the Schedule TO on April 25, 2006.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XPONENTIAL, INC.

By: /s/ Robert W. Schleizer
Name: Robert W. Schleizer
Title: Chief Financial Officer
Date: May 24, 2006